UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

Waterloo House
100 Pitts Bay Road
Pembroke HM 08
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

On August 28, 2026, Aspen Insurance Holdings Limited issued a press release announcing dividends on its preference shares. The dividends are payable on October 1, 2026 to the holders of record as of the close of business on September 15, 2026.

The press release, furnished as Exhibit 99.1 to this Form 6-K, is incorporated by reference as part of this Form 6-K.

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX
Exhibit
99.1        Press Release dated August 28, 2026.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: August 28, 2026	By:	/s/ Carrie Rosorea
	Name:	Carrie Rosorea
	Title:	Chief Financial Officer